October 7, 2024

Siu Ming Law
Executive Director and Chief Executive Officer
Great Restaurant Development Holdings Ltd
Ground Floor and 1st Floor
No. 73 Chung On Street
Tsuen Wan, New Territories
Hong Kong

       Re: Great Restaurant Development Holdings Ltd
           Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted September 27, 2024
           CIK No. 0001990643
Dear Siu Ming Law:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2024 letter.

Amendment No. 6 to Draft Registration Statement on Form F-1, Submitted September 27,
2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Revenue, page 49

1. We note your new disclosure explaining the decrease in revenue from June 30, 2023 to June 30, 2024. One part of this explanation states that this decrease is due to "the
 October 7, 2024
Page 2

       customers' outbound travel." Please clarify what is meant by "outbound" travel and how customer travel plans have an impact on revenue over a six month period.
       Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-
8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   William S. Rosenstadt